FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 000-22161

Zindart Limited
(Translation of registrant's name into English)

Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories, Hong Kong, S.A.R., China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

EXHIBITS

99.1 Press Release dated November 9, 2004 *

99.2 Press Release dated November 16, 2004 *

99.3 Shareholder Notice and Proxy Statement, sent to Zindart's shareholders on or about November 30, 2004 in connection with the Extraordinary General Meeting of Shareholders to be held on December 30, 2004 *

Signatures *

99.1 Press Release dated November 9, 2004

Zindart Limited Updates Corporate Website,
Reflecting New Marketing Orientation of Company

HONG KONG--Nov. 9, 2004-- Zindart Limited (NASDAQ:ZNDT - News) has launched a new website (www.zindart.com), giving customers seeking high volume manufacturing a look at the company's China-based manufacturing operations and consumers searching for Corgi die-cast collector series or other Corgi toys a point of contact for more information. The new site also has an investor section.

Long known for its high quality die-cast products and die-cast and injection molding manufacturing services, Zindart also moves into its second quarter century with a new logo, a stylized "Z," executed with soft Chinese brush strokes, evoking Zindart's Chinese roots. The logo is executed in bright red, the color representing good luck, in Chinese tradition.

Zindart's new website offers visitors company and operating unit profiles; a tour of its 650,000 sq. ft. precision design, mold and tool-making and production facility in Dongguan, China; information on Zindart's Corgi die-cast vehicles for collectors and Corgi mass market toys and a link to the Corgi USA site; and an investor relations section offering helpful contacts, Frequently Asked Questions and a complete index of press releases and SEC filings.

"Our new website emphasizes Zindart's transition from a quiet manufacturer into a worldwide marketing company," Peter Gardiner, interim CEO, said. "It's a resource for our OEM customers and investors. More importantly, it's also part of our plan to begin aggressively promoting our Corgi die-cast collectible cars and mass market toys."

About Zindart

Founded in 1978, Zindart Limited supplies a wide range of plastic, die-cast products under its own brands and for large consumer products companies. Zindart's operating divisions include Corgi Classics, based in the UK; Corgi USA, based in Chicago; and Zindart Manufacturing, based in Hong Kong.

The two Corgi units market high quality and popular-priced branded die-cast replica items and toys sold through retail channels in the United Kingdom and in the United States.

Zindart Manufacturing provides product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies.

Zindart Limited's corporate headquarters are located in Hong Kong.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

99.2 Press Release dated November 16, 2004

Zindart Reports Continued Revenue Growth for First Half 2005

HONG KONG--Nov. 16, 2004--Zindart Limited (NASDAQ:ZNDT - News) today reported results for the six months ended Sept. 30, 2004. Net sales for the first half fiscal year 2005 were $50.6 million, a $5.5 million (12 percent) improvement over first half fiscal year 2004 revenues of $45.1 million. Net losses for the half were $2.0 million, or $0.21 per basic share, compared to a loss of $0.6 million, or $0.06 per basic share for the first half of fiscal year 2004.

For the quarter ended September 30, 2004, net sales were $28.4 million, a $3.0 million (12 percent) improvement over the $25.4 million of net sales recognized during the same quarter of fiscal year 2004. Net losses for the quarter were $1.0 million, or $0.11 per basic share, compared to a gain of $0.6 million, or $0.07 per basic share for the second quarter of fiscal year 2004.

The year-on-year net sales growth was driven by the Zindart's Manufacturing operations, reporting increased orders from both current and new customers and full plant utilization for the half. Manufacturing division revenues grew 33 percent to $30.0 million in the first half of fiscal year 2005, compared to $22.5 million in the same period the previous year. However, gross margins on manufacturing revenues were unfavorably impacted by labor shortages in southern China and rising oil prices.

The balance sheet indicates steady operating improvements compared to September 2003, with days sales outstanding reduced by seven days. Cash on hand as of September 30, 2004 was $11.0 million.

Selling, general and administrative expenses were 6.9 percent higher than experienced in the prior year due primarily to new product development costs in Corgi and adverse Great Britain pound to US dollar exchange rates.

Corgi, the company's die-cast collectible vehicle subsidiary, is making steady improvements, according to Peter Gardiner, interim CEO, Zindart Limited. Three new product lines are under development, including Corgi's first line for girls, which will re-launch Corgi into the toy market. The new products were unveiled at Toy Fair 2005 in New York in October. Buyers had a favorable reaction, according to Gardiner.

Corgi Europe has hired a new marketing executive with strong toy industry experience and Corgi USA has re-invigorated its marketing group. A new website, with a focus on serving both collectors and the general consumer, will be launched within November.

"Under George Volanakis, named CEO less than a year ago, Corgi has been structured to become a much more forceful marketing organization than previously," said Gardiner.

About Zindart

Zindart Limited is a global manufacturer, supplying a wide range of plastic and die-cast products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

Certain statements in this release are forward-looking, including statements regarding potential transactions involving Zindart's Corgi Classics subsidiary. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.
ZINDART LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)
	As of September 30, 2004	As of March 31, 2004	As of September 30, 2003

ASSETS
Cash	$10,988	$1,539	$4,446
Other current assets	38,802	69,320	76,338
Long-term assets	24,525	24,957	23,804
Goodwill	35,726	35,726	35,726
Total assets	$110,041	$131,542	$140,314

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities	$40,023	$60,520	$66,067
Long-term and other liabilities	1,212	1,062	1,597
Minority interests	1,783	1,770	1,671
Stockholders' equity	67,023	68,190	70,979
Total liabilities and stockholders' equity	$110,041	$131,542	$140,314

(a)	At March 31, 2004 and September 30, 2003, $9,508,000 of goodwill was included in current assets under "assets of discontinued operations."

ZINDART LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share data)
			For the year-to-date ended Septemper 30, 2004
			YTD	Prior Year

Net sales			$50,596	$45,088
Cost of goods sold			(36,837)	(30,812)
		Gross profit	13,759	14,276
Selling, general, and administrative expenses			(16,268)	(15,219)
		Operating loss	(2,509)	(943)
Other expense			(346)	(235)
		Loss before income taxes and	(2,855)	(1,178)
		minority interests
Income tax benefit (expense)			477	(885)
		Loss before minority interests	(2,378)	(2,063)
Minority interests			(99)	(130)
		Loss from continuing operations	(2,477)	(2,193)
Gain (loss) from discontinued operations			519	1,622
		Net loss	$(1,958)	$(571)
Loss per common share
-	Basic		$(0.21)	$(0.06)
-	Diluted		$(0.21)	$(0.06)
Weighted average number of common shares outstanding
-	Basic		9,358,133	8,839,808
-	Diluted		9,358,133	8,839,808

ZINDART LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share data)
			For the quarter-to-date ended Septemper 30, 2004
			YTD	Prior Year

Net sales			$28,444	$25,472
Cost of goods sold			(20,956)	(17,186)
		Gross profit	7,488	8,286
Selling, general, and administrative expenses			(8,340)	(8,448)
		Operating loss	(852)	(162)
Other expense			(232)	(15)
		Loss before income taxes and	(1,084)	(177)
		minority interests
Income tax expense			89	(469)
		Loss before minority interests	(996)	(646)
Minority interests			(53)	(41)
		Loss from continuing operations	(1,049)	(687)
Gain from discontinued operations			-	1,281
		Net (loss) income	$(1,049)	$594
Earnings (loss) per common share
-	Basic		$(0.11)	$0.07
-	Diluted		$(0.11)	$0.06
Weighted average number of common shares outstanding
-	Basic		9,512,784	8,844,125
-	Diluted		9,512,784	10,024,921

99.3 Shareholder Notice and Proxy Statement, sent to Zindart's shareholders on or about November 30, 2004 in connection with the Extraordinary General Meeting of Shareholders to be held on December 30, 2004

ZINDART LIMITED
Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories,
Hong Kong S.A.R., China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 30, 2004

To the Shareholders of Zindart Limited:

You are cordially invited to the Extraordinary General Meeting of Shareholders of Zindart Limited, a Hong Kong corporation (the "Company"), to be held on December 30, 2004, at 9:00 a.m. local time at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California, United States of America for the following purposes:

  To elect two directors to serve for the ensuing year and until their successors are elected.

  To authorize the Board of Directors (the "Board") to issue all or part of the authorized but unissued shares of the Company, in such manner and to such persons as they shall in their absolute discretion deem fit, such authorization to lapse at the Company's next annual general meeting.

  To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board has fixed the close of business on November 17, 2004 as the record date for the determination of shareholders entitled to notice of this Extraordinary General Meeting.

By Order of the Board,

/s/ LEO PAUL KOULOS
Leo Paul Koulos
Director

Tai Po, New Territories, Hong Kong
November 30, 2004

All shareholders and holders of American Depositary Shares are cordially invited to attend the meeting in person. Any shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his, her or its behalf; a proxy holder need not be a shareholder of the Company. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. Even if shareholders have given their proxy, shareholders may still vote in person if they attend the meeting. Holders of American Depositary Shares are not entitled to vote in person or by proxy; instead, such holders are encouraged to provide direction to the Company's Depositary, the Bank of New York, as to the voting of the Ordinary Shares represented by such holder's American Depositary Shares. If this proxy statement is being provided to you by the Depositary, an instruction card is enclosed for that purpose. Whether or not you expect to attend the meeting, please complete, date, sign and return such instruction card as promptly as possible to ensure your representation at the meeting. A postage-prepaid return envelope is enclosed for that purpose.

ZINDART LIMITED
Flat D, 25/F., Block 1, Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po, New Territories,
Hong Kong S.A.R., China

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
DECEMBER 30, 2004

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Zindart Limited, a company incorporated with limited liability under the laws of Hong Kong (the "Company"), for use at the Extraordinary General Meeting of Shareholders to be held on December 30, 2004, at 9:00 a.m., local time (the "Extraordinary General Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Extraordinary General Meeting. The Extraordinary General Meeting will be held at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California, United States of America. The Company intends to mail this proxy statement and accompanying proxy card on or about November 30, 2004 to all holders ("Shareholders") of ordinary shares ("Shares") of the Company entitled to vote at the Extraordinary General Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to Shareholders and holders of American Depositary Shares ("ADSs"). Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Shares and ADSs for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, electronic mail, facsimile transmission or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Notice, Voting Securities and Voting Procedures

Only holders of record of Shares (including those represented by ADSs) at the close of business on November 17, 2004 will be entitled to notice of the Extraordinary General Meeting. At the close of business on November 17, 2004, the Company had outstanding and entitled to vote 9,596,943 Shares, of which 9,596,942 were represented by ADSs.

Each holder of record of Shares on such date will be entitled to one vote for each Share held on all matters to be voted upon at the Extraordinary General Meeting. The Bank of New York (the "Depositary"), as depositary of the ADSs, has advised the Company that it intends to mail to all owners of the ADSs this proxy statement and the accompanying notice of Extraordinary General Meeting. Upon the written request of an owner of record of ADSs received by the Depositary by the deadline set forth on the instruction card provided to holders of ADSs, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs evidenced by the American Depositary Receipts (the "ADRs") related thereto in accordance with the instructions set forth in such request. The Depositary has advised the Company that it will not vote or attempt to exercise the right to vote that attaches to the Shares other than in accordance with such instructions. As the holder of record for all of the Shares represented by ADSs, only the Depositary may vote such Shares at the Extraordinary General Meeting.

When proxies are properly dated, executed and returned, the Shares they represent will be voted at the Extraordinary General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given, the Shares will be voted FOR proposals 1 and 2 and in the proxy holder's discretion as to other matters that may properly come before the Extraordinary General Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, broker non-votes and depositary non-votes. Abstentions will be counted towards a quorum but will not be counted for any purpose in determining whether a matter is approved. Depositary non-votes will not be counted towards a quorum or for any purpose in determining whether a matter is approved.

Revocability of Proxy

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Chief Financial Officer of the Company at the Company's principal executive office (Zindart Limited, Flat D, 25/F., Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong S.A.R., China) a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

The Hong Kong Companies Ordinance (the "Companies Ordinance") provides that Shareholders who hold at least 2.5% of the total number of outstanding Shares, or a group of at least 50 Shareholders who hold Shares on which there has been paid an average of at least HK$2,000 per Shareholder, may submit a proposal to be presented at the Company's 2005 annual general meeting. Such proposals must be deposited at the Company's registered office at least six weeks prior to the Company's 2005 annual general meeting, which the Company anticipates will take place in September 2005. If a proposal has been submitted and the Company's 2005 annual general meeting is thereafter called for a date six weeks or more after the date of submission, then such proposal will be deemed to have been timely submitted.

PROPOSAL 1

ELECTION OF DIRECTORS

There are two nominees for positions on the Company's Board. Each director to be elected will hold office until the next annual general meeting and until such director's successor is elected and has qualified, or until such director's earlier death, resignation or removal.

The Board believes that no nominees are affiliated with shareholders or holders of ADSs, and that all of the nominees are independent within the meaning of the applicable standards of the Nasdaq Stock Market and the Securities and Exchange Commission.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such Shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to elect each nominee.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF ALL OF THE LISTED NOMINEES.

Nominees

The Company's Articles of Association authorize a range of two to eleven directors. Proxies cannot be voted for a greater number of persons than the number of nominees named. The names of the nominees and their ages are as follows:

Name	Age
Daniel Widdicombe	38
John Clough	58

Daniel Widdicombe served as Chief Financial Officer for Chinadotcom Corporation (Nasdaq: CHINA) from late 2000 until mid 2004. From March 2000 to November 2000, Mr. Widdicombe served as Chief Financial Officer, Executive Director & Compliance Officer for I-Quest Corporation Ltd., an Asia-based hotel networking firm. Mr. Widdicombe spent over six years with Bear Stearns Asia Limited as Managing Director of its Asian Equity Research Department, and four years as an analyst with James Capel & Company Limited. Mr. Widdicombe received a First Class Honors Master of Arts in Mandarin Chinese from Edinburgh University.

John Clough was Co-Founder and Managing Director of the CSSL Group, one of the largest mid-range software distributors and hardware resellers in Asia, for 16 years. Mr. Clough is on the board of directors of Chinadotcom Corporation and serves on that company's audit committee. In addition, Mr. Clough is a special advisor to General Atlantic Partners, LLC, one of the world's leading direct investment firms. In the past, Mr. Clough has served on the boards of director of Synon Asia Ltd. and Kapiti Asia Ltd., and has served as a director and as chairman of the board of Cargonet/Arena Ltd. Prior to the formation of the CSSL Group, Mr. Clough held the position of General Manager in Asia for JBA, an Australian-based worldwide mid-range software distributor. Mr. Clough's experience includes working as a consultant in the areas of ERP and Finance in the United Kingdom and Europe. Mr. Clough attended Waikato Technical Institute and Auckland Technical Institute.

PROPOSAL 2

AUTHORIZATION OF THE BOARD TO ISSUE ALL OR PART OF THE AUTHORIZED BUT UNISSUED SHARES OF THE COMPANY, IN SUCH MANNER AND TO SUCH PERSONS AS THEY SHALL IN THEIR ABSOLUTE DISCRETION DEEM FIT, SUCH AUTHORIZATION TO LAPSE AT THE COMPANY'S NEXT ANNUAL GENERAL MEETING.

Unlike the laws of most states of the United States, the Companies Ordinance generally prohibits a corporation from issuing additional shares of its capital stock without the approval of its shareholders (unless the issue is pro rata to its existing shareholders). However, the Companies Ordinance also provides that a corporation's board of directors may issue authorized but unissued shares of that corporation at such time and in such a manner as the board of directors of the corporation may, in its discretion, deem fit, if the shareholders give general authorization to the board of directors to do so. If such authorization is provided, the corporation can avoid calling an extraordinary general meeting each time it wishes to issue shares. Such general authorization automatically lapses at the corporation's next annual general meeting.

Accordingly, you are requested in this Proposal 2 to authorize the Board to issue all or part of the authorized but unissued Shares, subject to Section 57B of the Companies Ordinance, in such manner and to such persons as the Board may in its absolute discretion deem fit.

Although at present the Board has no plans to issue the authorized but unissued Shares, it recommends that the unissued Shares of the Company be available to the Board for issuance in its discretion in order to provide additional flexibility to use the Company's capital stock for business, investment and financial purposes in the future. If this Proposal 2 is approved, the unissued Shares may be issued, without further Shareholder approval, for any purpose recommended by the Board including, without limitation, raising capital, providing equity incentives to employees, officers or directors, establishing strategic relationships with other companies and expanding the Company's business or product lines through the acquisition of other businesses or products.

The affirmative vote of the holders of a majority of the Shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve this Proposal 2.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Extraordinary General Meeting. If any other matters are properly brought before the meetings, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board,

/s/ LEO PAUL KOULOS
Leo Paul Koulos
Director

November 30, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zindart Limited
Date: December 8, 2004	By:	/s/ Ken Fowler
Ken Fowler
Chief Financial Officer
(Principal Financial Officer)